NorthStar Healthcare Investors, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022
December 3, 2010
Via EDGAR Filing and Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3010
Attn: Ms. Stacie D. Gorman

Re:	NorthStar Healthcare Investors, Inc.
Rule 477 Application for Withdrawal of Registration Statement on Form S-11, filed
December 7, 2009, as amended on January 20, 2010 and April 5, 2010 File No. 333-163518
Ladies and Gentlemen:
     Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NorthStar Healthcare Investors, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-163518) as filed with the Commission on December 7, 2009, and amended on January 20, 2010 and April 5, 2010, together with all exhibits thereto (the “Registration Statement”).
     The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue an initial public offering of its securities at this time due to market conditions. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.
     The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant or an affiliate.

     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.
     If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (212) 547-2600.

Sincerely, NorthStar Healthcare Investors, Inc.
By:	/s/ Andrew C. Richardson
Andrew C. Richardson
Executive Vice President, Chief Financial Officer and Treasurer